Exhibit 2

British American Tobacco p.l.c.

7 December 2020

British American Tobacco Announces Board Appointment

Darrell Thomas will join the Board of British American Tobacco p.l.c. (BAT) as an independent Non-Executive Director and member of the Audit and Nominations Committees with effect from 7th December 2020.

Darrell brings significant financial, regulatory and US experience to the BAT Board gained during his extensive career. Darrell is currently Vice President and Treasurer for Harley-Davidson, Inc., having previously held several senior finance positions including Interim Chief Financial Officer for Harley-Davidson, Inc., Vice President and Chief Financial Officer for Harley-Davidson Financial Services, Inc. and Vice President and Assistant Treasurer, PepsiCo, Inc.

Prior to joining PepsiCo, Inc. Darrell had a nineteen-year career in banking with Commerzbank Securities, Swiss Re New Markets, ABN Amro Bank and Citicorp/Citibank where he held various capital markets and corporate finance roles.

Commenting on the appointment, Richard Burrows, Chairman, said: “I am pleased to welcome Darrell to our board. Darrell has extensive business experience in the USA. He is also very experienced in regulatory affairs there. These strengths will complement the balance of skills on the board underlining the importance of the US to BAT.”

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton/ William Houston / John Harney
+44 (0) 20 7845 1180/2012/1138/1263